WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

SUPPL

06015560

July 19, 2006

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the first quarter of 2006, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV, regarding compliance with Article 58 of the General Provisions Applicable to Issuers of Securities and other Participants of the Securities Market issued by the National Banking and Securities Commission, dated February 17, 2006; and

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, regarding market shifts, dated February 22, 2006.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF March 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**TOTAL ASSETS**	**12,023,507**	**100**	**11,616,166**	**100**
2	**CURRENT ASSETS**	**1,977,250**	**16**	**1,828,820**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	537,543	4	437,437	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,202,228	10	1,005,810	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	162,212	1	306,667	3
7	OTHER CURRENT ASSETS	75,267	1	78,906	1
8	**LONG-TERM**	**1,038,709**	**9**	**441,333**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	414,704	3	283,264	2
10	INVESMENT IN SHARES OF SUBSIDIARIES		0		0
	AND NON-CONSOLIDATED OPERATIONS	519,010	4	27,521	0
11	OTHER INVESTMENTS	104,995	1	130,548	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,362,735**	**70**	**8,496,274**	**73**
13	PROPERTY	9,760,611	81	9,963,916	86
14	MACHINERY	1,985,922	17	1,956,256	17
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,505,939	29	3,514,296	30
17	CONSTRUCTION IN PROGRESS	122,141	1	90,398	1
18	**DEFERRED ASSETS (NET)**	**640,118**	**5**	**788,521**	**7**
19	**OTHER ASSETS**	**4,695**	**0**	**61,218**	**1**
20	**TOTAL LIABILITIES**	**6,892,304**	**100**	**6,850,023**	**100**
21	**CURRENT LIABILITIES**	**1,301,411**	**19**	**1,567,116**	**23**
22	SUPPLIERS	328,924	5	459,804	7
23	BANK LOANS	185,392	3	269,643	4
24	STOCK MARKET LOANS	0	0	314,210	5
25	TAXES TO BE PAID	238,722	3	177,974	3
26	OTHER CURRENT LIABILITIES	548,373	8	345,485	5
27	**LONG-TERM LIABILITIES**	**3,826,348**	**56**	**3,561,172**	**52**
28	BANK LOANS	829,962	12	2,977,894	43
29	STOCK MARKET LOANS	2,951,038	43	523,683	8
30	OTHER LOANS	45,348	1	59,595	1
31	**DEFERRED LOANS**	**184,781**	**3**	**173,753**	**3**
32	**OTHER LIABILITIES**	**1,579,764**	**23**	**1,547,982**	**23**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**5,131,203**	**100**	**4,766,143**	**100**
34	**MINORITY INTEREST**	**1,107,640**	**22**	**1,160,422**	**24**
35	**MAJORITY INTEREST**	**4,023,563**	**78**	**3,605,721**	**76**
36	**CONTRIBUTED CAPITAL**	**930,732**	**18**	**771,128**	**16**
79	PAID-IN CAPITAL STOCK	486,523	9	490,433	10
39	PREMIUM ON SALES OF SHARES	127,864	2	158,705	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	316,345	6	121,990	3
41	**CAPITAL INCREASE (DECREASE)**	**3,092,831**	**60**	**2,834,593**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,764,472	93	4,557,584	96
44	OTHER COMPREHENSIVE FINANCING COST	-1,671,641	-33	-1,722,991	-36
80	SHARES REPURCHASE FUND	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**537,543**	**100**	**437,437**	**100**
46	CASH	169,274	31	156,585	36
47	SHORT-TERM INVESTEMENTS	368,269	69	280,852	64
7	**OTHER CURRENT ASSETS**	**75,267**	**100**	**78,906**	**100**
81	AMORTIZED OR REDEEMED	0	0	0	0
82	GOODWILL	0	0	0	0
83	OTHERS	75,267	100	78,906	100
18	**INTANGIBLE ASSETS AND DEFERRED CHARGES**	**640,118**	**100**	**788,521**	**100**
48	AMORTIZATION	197,211	31	315,352	40
49	GOODWILL	0	0	0	0
51	OTHERS	442,907	69	473,169	60
19	**OTHER ASSETS**	**4,695**	**100**	**61,218**	**100**
85	DERIVATIVES	4,695	100	61,218	100
50	DEFERRED TAXES	0	0	0	0
86	DISCONTINUED OPERATIONS	0	0	0	0
87	OTHERS				
21	**CURRENT LIABILITIES**	**1,301,411**	**100**	**1,567,116**	**100**
52	FOREIGN CURRENCY LIABILITIES	414,790	32	685,410	44
53	MEXICAN PESO LIABILITIES	886,621	68	881,706	56
26	**OTHER CURRENT LIABILITIES**	**548,373**	**100**	**345,485**	**100**
88	DERIVATIVES	0	0	0	0
89	PAYABLE INTEREST	0	0	0	0
68	RESERVE	0	0	0	0
90	DISCONTINUED OPERATIONS	0	0	0	0
58	OTHER CURRENT LIABILITIES	548,373	100	345,485	100
27	**LONG-TERM LIABILITIES**	**3,826,348**	**100**	**3,561,172**	**100**
59	FOREIGN CURRENCY LIABILITIES	2,995,712	78	2,916,797	82
60	MEXICAN PESO LIABILITIES	830,636	22	644,375	18
31	**DEFERRED LOANS**	**184,781**	**100**	**173,753**	**100**
65	GOODWILL	0	0	0	0
67	OTHERS	184,781	100	173,753	100
32	**OTHER LONG-TERM LIABILITIES**	**1,579,764**	**100**	**1,547,982**	**100**
66	DEFERRED TAXES	1,492,295	94	1,475,589	95
91	LABOR LIABILITIES	23,067	1	14,213	1
92	DISCONTINUED OPERATIONS	0	0	0	0
69	OTHER LIABILITIES	64,402	4	58,180	4
79	**PAID-IN CAPITAL STOCK**	**486,523**	**100**	**490,433**	**100**
37	HISTORICAL	486,523	100	490,433	100
38	RESTATEMENT FOR INFLATION	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
42	**ACCUMULATIVE RESULTS AND CAPITAL RESERVES**	**4,764,472**	**100**	**4,557,584**	**100**
93	LEGAL RESERVE	84,298	2	75,241	2
43	REPURCHASE OF SHARES RESERVE	121,734	3	161,728	4
94	OTHER RESERVES	1,636,999	34	1,634,429	36
95	RETAINED EARNINGS	2,889,912	61	2,612,589	57
45	NET INCOME	31,529	1	73,597	2
44	**OTHER COMPREHENSIVE FINANCING COST**	**(1,671,641)**	**100**	**(1,722,991)**	**100**
70	RESULT FROM MONETARY ASSETS	(6,091,370)	364	(6,135,538)	356
71	RESULT FROM HOLDING NON MONETARY ASSETS	5,278,546	-316	5,221,179	-303
97	FINANCIAL DERIVATIVES VALUATION EFFECT	3,451	0	61,218	-4
98	DEFERRED TAXES	(862,268)	52	(869,850)	50
100	OTHERS	0	0	0	0

SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	675,839	261,704
73	PENSION FUND AND SENIORITY PREMIUMS	23,067	14,213
74	EXECUTIVES (*)	361	486
75	EMPLOYERS (*)	3,069	2,971
76	EMPLOYEES (*)	4,366	4,454
77	OUTSTANDING SHARES (*)	487,515,026	491,154,126
78	REPURCHASED SHARES (*)	5,531,485	1,621,185

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,334,816**	**100**	**1,330,500**	**100**
2	COST OF SALES	917,299	69	958,606	72
3	**GROSS INCOME**	**417,517**	**31**	**371,894**	**28**
4	OPERATIONS	124,325	9	125,836	9
5	**OPERATING INCOME**	**293,192**	**22**	**246,058**	**18**
6	INTEGRAL FINANCING COST	106,297	8	76,009	6
7	**INCOME AFTER INTEGRAL FINANCING COST**	**186,895**	**14**	**170,049**	**13**
8	OTHER FINANCIAL OPERATIONS	17,428	1	39,746	3
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**169,467**	**13**	**130,303**	**10**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	58,609	4	42,325	3
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**110,858**	**8**	**87,978**	**7**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	(67,319)	(5)	(133)	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**43,539**	**3**	**87,845**	**7**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**43,539**	**3**	**87,845**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**43,539**	**3**	**87,845**	**7**
19	NET INCOME OF MINORITY INTEREST	12,010	1	14,248	1
20	**NET INCOME OF MAJORITY INTEREST**	**31,529**	**2**	**73,597**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,334,816**	**100**	**1,330,500**	**100**
21	DOMESTIC	1,125,154	84	1,174,543	88
22	FOREIGN	209,662	16	155,957	12
23	EXPRESSED IN US DOLLARS (***)	19,247	1	14,317	1
6	**INTEGRAL FINANCING COST**	**106,297**	**100**	**76,009**	**100**
24	INTEREST PAID	92,863	87	100,798	133
26	INTEREST EARNED	3,965	4	6,268	8
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	FOREIGN EXCHANGE LOSS (GAIN)	56,447	53	8,869	12
28	GAIN DUE TO MONETARY POSITION	(39,048)	(37)	(27,390)	(36)
10	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**58,609**	**100**	**42,325**	**100**
32	INCOME TAX	51,521	88	29,630	70
33	DEFERRED INCOME TAX	7,088	12	12,695	30
34	EMPLOYEE PROFIT SHARING EXPENSES	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	1,340,679	1,342,185
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	5,220,444	4,867,606
39	OPERATION INCOME (**)	878,949	747,953
40	NET INCOME OF MAJORITY INTEREST (**)	364,742	240,689
41	NET CONSOLIDATED INCOME (**)	387,057	297,607
47	OPERATING DEPRECIATION AND AMORTIZATION	102,784	106,780

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM January 1st TO December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**1,334,816**	**100**	**1,330,500**	**100**
2	COST OF SALES	917,299	69	958,606	72
3	**GROSS INCOME**	**417,517**	**31**	**371,894**	**28**
4	OPERATIONS	124,325	9	125,836	9
5	**OPERATING INCOME**	**293,192**	**22**	**246,058**	**18**
6	TOTAL FINANCING	106,297	8	76,009	6
7	**INCOME AFTER FINANCING COST**	**186,895**	**14**	**170,049**	**13**
8	OTHER FINANCIAL OPERATIONS	17,428	1	39,746	3
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**169,467**	**13**	**130,303**	**10**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	58,609	4	42,325	3
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**110,858**	**8**	**87,978**	**7**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	(67,319)	(5)	(133)	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**43,539**	**3**	**87,845**	**7**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**43,539**	**3**	**87,845**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**43,539**	**3**	**87,845**	**7**
19	NET INCOME OF MINORITY INTEREST	12,010	1	14,248	1
20	**NET INCOME OF MAJORITY INTEREST**	**31,529**	**2**	**73,597**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,334,816**	**100**	**1,330,500**	**100**
21	DOMESTIC	1,125,154	84	1,175,240	88
22	FOREIGN	209,662	16	155,260	12
23	EXPRESSED IN US DOLLARS (***)	19,247	1	14,253	1
6	**TOTAL FINANCING COST**	**106,297**	**100**	**76,009**	**100**
24	INTEREST PAID	92,863	87	100,798	133
26	INTEREST EARNED	3,965	4	6,268	8
46	OTHER FINANCIAL INSTRUMENTS	0	0	0	0
25	FOREIGN EXCHANGE LOSSES	56,447	53	8,869	12
28	GAIN DUE TO MONETARY POSITION	(39,048)	(37)	(27,390)	(36)
10	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**58,609**	**100**	**42,325**	**100**
32	INCOME TAX	51,521	88	29,630	70
33	DEFERRED INCOME TAX	7,088	12	12,695	30
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
47	OPERATIVE DEPRECIATION AND AMORTIZATION	102,784	106,780

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
from January 1st to December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**43,539**	**87,845**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	140,750	111,702
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**184,289**	**199,547**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(82,488)	(60,873)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**101,801**	**138,674**
6	CASH FLOW FROM EXTERNAL FINANCING	(5,583)	108,552
7	CASH FLOW FROM INTERNAL FINANCING	(33,198)	(2,954)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(38,781)**	**105,598**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**86,789**	**(88,643)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	149,809	155,629
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	387,734	281,808
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	537,543	437,437

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**140,750**	**111,702**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	102,784	106,780
41	+(-) OTHER ITEMS	37,966	4,922
4	**RSOURCES FROM CHANGE IN WORKING CAPITAL**	**(82,488)**	**(60,873)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	10,976	17,307
19	+(-) DECREASE (INCREASE) IN INVENTORY	3,324	11,516
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(32,994)	(29,516)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	(60,897)	39,809
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,897)	(99,989)
6	**RESOURCES FROM EXTERNAL FINANCING**	**(5,583)**	**108,552**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	302,400	957,149
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(307,983)	(848,597)
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**RESOURCES FROM INTERNAL FINANCING ACTIVITIES**	**(33,198)**	**(2,954)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(2,085)
43	+(-) OTHER ITEMS	(33,198)	(869)
9	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**86,789**	**(88,643)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(65,811)	(12,632)
36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	(16,277)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	55,017	0
38	+ SALE OF TANGIBLE FIXED ASSETS	115,236	0
39	+(-) OTHER ITEMS	(17,653)	(59,734)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC EARNINGS PER ORDINARY SHARE (**)	$	0.73		$	0.48	
2	BASIC EARNINGS PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED EARNINGS PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING EARNINGS PER COMMON SHAF	$	1.75		$	1.50	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS EARNINGS PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	8.25		$	7.34	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		1.33	times		1.28	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.10	times		19.44	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.26	%	6.60	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	9.06	%	6.67	%
3	NET INCOME TO TOTAL ASSETS (**)	3.21	%	2.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	89.68	%	31.17	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.43	times	0.41	times
7	NET SALES TO FIXED ASSETS (**)	0.62	times	0.57	times
8	INVENTORY ROTATION (**)	20.53	times	11.85	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	70.48	days	59.16	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.75	%	8.07	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.32	%	58.96	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.34	times	1.43	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.48	%	52.58	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.75	%	41.91	%
15	OPERATING INCOME TO INTEREST PAID	3.10	times	2.53	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.75	times	0.71	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.51	times	1.16	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times	0.97	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.28	times	0.26	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	41.30	%	27.91	%
	CASH FLOW				
21	RESOURCES FROM NET INCOME TO NET SALES	13.80	%	14.99	%
22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.17)	%	(4.57)	%
23	RESOURCES PROVIDED BY (USED IN) OPERATIONS TO INTEREST PA	1.07	times	1.42	times
24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINA	14.39	%	102.79	%
25	INTERNAL FINANCING TO RESOURCES GENERATED (USED IN) FINAN	85.60	%	(2.79)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(75.82)	%	14.25	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 1 Year: 2006**
Grupo Posadas, S.A. de C.V.

(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Owned and leased hotels

As in last quarter, the decrease in occupancy and REVPAR in coastal hotels during the quarter was due to the impact of hurricane Wilma on our hotels in Cozumel and Cancun. Therefore, statistics are not comparable and it explains the 1.4% decrease in revenues for owned and leased hotels.

The reopening dates for the hotels in Cancun and Cozumel affected by Wilma were:

Fiesta Americana Coral Beach – January 31 , 2006
Fiesta Americana Cozumel Reef- January 31, 2006
Fiesta Americana Condesa Cancun – February 16, 2006

It is important to mention that after their reconstruction, these hotels reopened in better conditions. The estimated reopening season for the Fiesta Americana Grand Aqua is Fall 2006.

In urban hotels we continue to see results derived from having our products in real time, in every distribution channel, always aiming at achieving rate consistency and revenue optimization. Despite the tough competition in urban hotels, these hotels managed to obtain a 2% increase in average daily rate in real terms, mainly due to higher demand in our hotels in South America and hotels located in the Central and Southern regions of Mexico. As a result of this, REVPAR increased 2% in real terms during the quarter.

Management

As in owned hotels, the statistical results of managed coastal hotels (as compared to all hotels operated by the Company) were affected during the quarter by hurricane Wilma. However,

revenues were not affected, as losses were recovered by the application of appropriate insurance policies.

On the other hand, urban hotels observed an increase of 4% in REVPAR and an increase in occupancy of 2pp during the quarter, which partially compensated for the coastal hotels' results.

Vacation Club

Revenues during the quarter increased 10.5%, representing 13.6% of total consolidated revenues of the Company. EBITDA was $48.6 million for the quarter, representing 12.3% of consolidated EBITDA.

The positive results that we are experiencing are due to the excellent sales efforts at the Los Cabos, Cancun, Acapulco, Monterrey, Guadalajara and Mexico City sales rooms, as well as to the positive response to the Fiesta Americana Condesa Acapulco conversion into units started in 2004. Likewise, the financial business of the Vacation Club has been growing at the same pace as the number of memberships sold. By the end of March, the accounts receivables were over US$100 million.

Membership sales from the third stage at Los Cabos reached US$ 5.7 million during the quarter. However, these revenues and their corresponding costs will appear in the P&L once the units (villas) are finished and ready for use.

EBITDA

During the quarter EBITDA was $396 million pesos (US$ 36.3 million), representing 12.2% increase in pesos (in real terms) compared to the same quarter of 2005.

Comprehensive Financing Cost

The decrease in interest paid is due to lower interest rates in the domestic markets and an improvement in the spreads of certain loans at the holding level. The TIIE 28 days rate was 8.02% on average during the quarter compared to 9.4% during the same quarter of last year. The net interest coverage for the quarter was 3.6 times, similar to thelevel observed during the first quarter of 2005.

The higher foreign exchange loss was mainly due to a 2.4% depreciation of the Mexican peso against the US dollar during the quarter, compared to a 0.3% depreciation during the first quarter of 2005. During the quarter, the Company maintained on average 78% of its net debt in US dollars.

Financial Position

The net debt at the end of the first quarter of 2006 was US$ 320 million. The net debt to EBITDA ratio was 2.7 times, compared to 3.2 times during the the same quarter of the previous year.

At the end of the quarter, short-term debt represented 5% of total debt. 64% of total debt was fixed rate and the average life of the Company's debt was 4.5 years. Only 14% of total debt was secured with hotels.

On February 15, 2006, the Company made a drawdown in pesos of the equivalent of US$ 20 million plus US$ 8 million under a US$50 million Dual Currency Credit Facility with a five year maturity and with a two year grace period, structured last November, in order to refinance $300 million pesos of *Certificados Bursátiles*. The remaining proceeds will be used to pay $250 million pesos of *certificados* maturing in July 2006.

Capital expenses

Total capital expenses for the quarter were US$ 6.1 million, of which US$ 3.1 million were for hotel maintenance, US$ 1.1 million for corporate purposes, and 1.9 million for new projects (principally the start of construction of a One Hotel in Mexico City and the conversion of the FA Condesa Acapulco into a Vacation Club facility).

Development

Currently, the Company has 34 hotels with 4,765 rooms under development, either under construction or with management agreements already signed, to be opened within the next three years. These figures include almost one thousand rooms for the new brand One Hotels that was launched in September 2005. We expect to open the first *One Hotel* by year-end 2006. We estimate that this development plan will imply a total investment of US$ 343 million, of which the Company will contribute 4%, as the majority of these openings will be under management and lease agreements.

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 1** **Year: 2006**
Grupo Posadas, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico, which require the Company's management to make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, the Company's management deems that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. Changes in accounting policies.

Acquisition of businesses. As of January 1, 2006, the Company implemented the provisions of Bulletin B-7 "Acquisition of business" ("B-7"). B-7 provides the rules for tax treatment of acquisition of businesses and investments in related entities and sets forth, among other provisions, the following: a) the purchase method as the only valuation method for the above-mentioned transactions; b) any commercial loan incurred with respect to an acquired business shall not be amortized and shall be subject at least annually to the impairment tests in accordance with Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C-15"), and c) accounting treatment of transfer of assets and or exchange of shares of entities under common control, as well as provisions regarding minority interest, the effect of which are recorded in net worth.

Financial instruments. As of January 1, 2005, Bulletin C-10 Derivatives and hedging transactions ("C-10"). C-10 provides that all derivatives shall be recorded at their reasonable

value, and sets forth provisions to record hedging transactions, as well as to identify and separate, if applicable, the underlying derivatives. C-10 sets forth that in cash flow hedging, the effective part of reasonable value changes must be recorded in the integral income account and must be reclassified to results afterwards when the corresponding account is affected. The ineffective portion must be recognized in the results of the relevant period.

As of January 1, 2005, the Company adopted the provisions of Bulletin C-2 "Financial Instruments" ("C-2"). C-2 sets forth that changes in the reasonable value of financial instruments classified as available for sale must be recorded in the integral income account and must be reclassified to results afterwards, at the time when the financial instrument is effectively sold. C-10 allows for exchanges of certain types of financial instruments, provided there is compliance with rules for accounting treatment.C-10 applies impairment extensive to financial instruments available for sale and provides more precise rules for its recording.

Severance Payments. As of January 1st. 2005, the Company adopted the provisions of Bulletin D-3, "Labor Obligations" ("D-3"), which includes terms providing for the recordation of severance payments for causes other than restructuring as liabilities. Such severance payments must be recorded using the estimated unit credit method, based on calculations by independent experts. D-3 allows for immediate recognition in the results of the year of the corresponding asset or liability, or its amortization in accordance with average labor life balance of the employees.

As of January 1, 2004, the Company adopted the provisions of C-15 . C-15 establishes, among other things, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible and including goodwill, entities must determine the possible loss from such impairment.

b. Recognition of the effects of inflation in financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. The recognition of effects of inflation results mainly in income or losses over monetary and non monetary accounts included in the consolidated financial statement in the restatement for inflation and monetary position accounts.

c. ***Temporary investments.*** These are primarily money market securities valued at their market price.

d. ***Accounts Receivables from Vacation Club.*** Accounts receivables from sale of memberships of Vacation Club are transferred to a guarantee trust to serve as collateral for the lines of credit opened to finance these operations. The amounts received from withdrawals are presented, net of accounts receivable in the general consolidated balance sheet.

e. Inventories and sales costs

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost, without exceeding market value. Sales costs are updated applying the NCPI (National Consumer Price Index).

f. Real Estate Inventory and Time Share Club Intervals.

Assets available for sale are mainly real estate, the sale of which has been approved by the Company's management and is expected to occur during a period of less than one year.

Time-share club intervals are recorded at their building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector. Cost of sales is recorded at the time of the corresponding sale.

g. Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers.

The Company's policy is to capitalize the integral financing cost incurred in major remodeling of hotels and in the building stage of new hotels where it has a majority interest. The amount capitalized is restated annually according to the NCPI and the application of operating results is carried out in accordance with the estimated useful life of the relevant real estate.

The cost of improvements, remodeling and replacements is capitalized and amortized over a period of 3 to 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

The Company depreciates operating equipment within a three-year period.

h. Investment in shares of associated companies

Investment in shares of companies where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies. Investments in shares where the Company does not have a significant influence are valued at their cost, restated according to the national consumer price index ("NCPI"), but in no event exceeding their sale price.

i. Other assets.

Costs incurred in development, which result in future economic benefits due to the fact that they comply with certain requirements in order to be recognized as assets, are capitalized and amortized based on the straight line method. Costs that do not comply with such requirements, as well as research costs, are recorded in the results of the period in which they are

incurred. Pre operating costs incurred on or after January 1, 2003 are directly recorded in the results of the period in which they are incurred. Pre operating costs capitalized until December 31, 2002 are amortized based on the straight line method for a period of ten years. The concession permit referred to in Note 10 is being amortized using the straight line method (25 years) during the term of the agreement.

j. ***Impairment in the value of long-lived assets in use.***

The Company revises the book value of long-lived assets in use whenever there are indicators of impairment of a long-lived asset in use that determine the possible loss from such impairment, considering the greater between the present value of future net cash flow to the net sale price in case of sale. The impairment is recorded in the book value using the greater of the two mentioned values. Indicators of impairment considered for these purposes are: operating losses or negative cash flow during the period if combined with a history or estimate of losses, depreciation and amortization registered in the results that as a percentage are significantly higher than those of prior years, a reduction in the demand of services offered, competition and other economic and legal factors.

k. ***Financial Instruments***

The financial assets and liabilities resulting from any typeof financial instrument, except investments in financial instruments held until maturity, are valued at their reasonable value and are recorded in the balance sheet. Effects of the valuation of a financial asset or liability are recorded in the period in which they exist. Investments in financial instruments held until maturity are valued at their acquisition value. Profits and costs of financial instruments are recorded in the results of the period in which they are incurred. Gains from equity financial instruments are recorded in the results of the same period in which the reasonable value of the instrument generating such gains is affected.

l. ***Derivatives***

The Company values hedging instruments in the income statement at reasonable value. Until 2004, these instruments were valued with the same covered account criteria. Whenever derivatives are designated as hedging, the recognition of the reasonable value depends on whether the hedging is a reasonable value or cash flow hedging.

The designated hedging derivatives recognize changes in the reasonable value as follows: if of reasonable value, changes of derivatives as well as of the covered account are valued in the results, or if of cash flow, are temporarily recognized in the integral income and reclassified to results when the covered account is affected. The ineffective portion of changes in reasonable value is recognized in the results of the relevant period in the integral financing cost account, whether the derivative is of reasonable value or a cash flow hedging.

The Company uses interest rate swaps and exchange rates swaps to manage its exposure to changes in interest rates and foreign currency exchange. The Company evidences all hedging transactions, and all purposes and strategies of risk management to carry out derivatives

transactions are fully described therein. The Company's policy is to avoid speculative transactions with derivatives.

Certain derivatives, while utilized for hedging purposes from a financial point of view, are not designated as hedging for accounting purposes. Changes in the reasonable value of these derivatives are recorded in the integral financing cost account.

As of January 1, 2005, hedging derivatives are recorded as an asset or liability without set off with regard to the covered account. Until 2004 set off was allowed

m. Severance payment obligations

In Mexico, liabilities for seniority premiums, and as of January 2005, for severance payments, are recorded as results of the period in which they are accrued, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees. As of December 2004, severance payments were recorded to results when the decision to pay them was made.

There are no significant labor liabilities in the case of foreign subsidiaries.

n. Provisions.

Whenever the Company has a present liability as a result of a past event that is likely to result in the disbursement of economic resources and which can be reasonably estimated, it is recognized as a provision.

o. Income tax, tax on assets and employee statutory profit sharing

Income tax ("ISR") and employee statutory profit-sharing ("PTU") are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

p. Foreign exchange transactions.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end. Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor

derived from the NCPI to net monetary liabilities at the beginning of each month. They are restated at year-end with the corresponding inflation factor.

q. ***Cumulative effect of restatement***

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding non-monetary assets of prior years and their corresponding restatement effect.

r. ***Recognition of revenues***

The Company recognizes revenues from the following operations: (i) hotel investment (including leased hotels); (ii) fees from management and brand and loyalty programs such as Fiesta Rewards and others; and (iii) other businesses, mainly Vacation Club intervals. In general, the Company records revenues at the time of rendering the corresponding services: (i) in hotel investment (including leased hotels) revenues are recorded at the time the room is occupied; (ii) revenues for fees from management and brands are recorded when accrued as provided in the operation agreements and revenues from loyalty programs are recorded when the service of management of points is rendered and points are delivered to the frequent client; and (iii) revenues from the operation of the Vacation Club are recognized when the relevant agreement is formalized and the corresponding down payment of at least 10% is collected. Account receivables from the sale of Vacation Club intervals are recorded net of accounts that are not likely to be recovered. This estimate is based mainly on experience and certain approximations made with respect to collection statistics.

s. ***Other related businesses***

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club intervals, the marketing of operating equipment for hotels, coordination and supervision of construction and travel agency operations.

t. ***Revenues from monetary position***

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to monthly net monetary position. Gains are the result of a net negative monetary position.

u. ***Majority income per share***

Majority income per share is determined by dividing majority net income by the weighted average number of shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible notes and loans and 2) the weighted average of outstanding liabilities during the period, (converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements to the weighted average of outstanding shares.

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 1Year: 2006**
Grupo Posadas, S.A. de C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

TAX INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	PASEO DE LA REFORMA # 155 - PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com

INFORMATION ABOUT COMPANY'S OFFICERS

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	GASTON AZCÁRRAGA ANDRADE
ADDRESS:	PASEO DE LA REFORMA # 155 – PH-B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	
TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICE PRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC

ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE FOR CORPORATE INFORMATION
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	oiriarte@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE FOR REPURCHASES
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	oiriarte@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL COUNSEL
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	fjlopez@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE OF DELIVERY OF FINANCIAL INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	OFFICER REPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY AT LAW
NAME:	RICARDO MALDONADO YÁNEZ
ADDRESS:	MONTES URALES 505 – 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99
12	SERVICIOS HOTELEROS POSADAS, S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99
13	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3 CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	2,046	16,988
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,940
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	100
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	10
5	COMPAÑÍA MEXICANA DE AVIACIÓN, S.A. DE C.V.	AIRLINE	4,693,433,777	29.57	494,618	494,618
6	OTHER ASSOCIATES (4) (No. DE ASOC.:)		1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				496,832	519,010
	OTHER PERMANENT INVESTMENTS					104,995
	TOTAL				496,832	624,005

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	Amortization of Credits Denominatedin Pesos (Thousands of $) time interval						Amortization of Credits Denominated in Foreign Currency (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
UNSECURED														
BANAMEX	April 17,2006	6.50							152,508					
SECURED														
SCOTIABANK INVERLAT	July 29, 2009	10.77	3,572	1,191	4,762	4,762	50,001							
SYNDICATED ING	November 30, 2010	8.98			33,221	66,442	66,442	49,895						
BANORTE	March 12, 2009	9.24	3,661	1,220	4,881	4,881								
CALIFORNIA COMMERCE BANK	December 13, 2010	6.14									33,518	67,037	67,037	50,277
SCOTIABANK INVERLAT	July 29, 2009	8.60							13,617	4,539	18,156	18,156	190,636	
SYNDICATED ING	November 30, 2010	6.57									13,403	26,807	26,807	20,131
BANCOMEXT	August 19, 2009	12.08							3,813	1,271	5,084	5,084	2,542	
FINANCIAL INSTITUTIONS														
TOTAL BANKS			7,233	2,411	42,864	76,085	116,443	49,895	169,938	5,810	70,161	117,084	287,022	70,408
STOCK EXCHANGE LISTED														
UNSECURED														
VALUE	July 7, 2006	12.80			57,693	76,923	76,923	38,461						
VALUE	May 6, 2009	12.05					250,000							
SENIOR NOTES	October 4, 2011	8.75												2,451,038
UNSECURED														
TOTAL					57,693	76,923	326,923	38,461						2,451,038

BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Maturity Date	Interest Rate	ortization of Credits Denominated in Foreign Currency With National Entities (Thousands o time interval						Amortization of Credits Denominated in Foreign Currency With Foreign Entities (Thousands) time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS														
SERVICE SUPPLIERS				3,434						20,977				
MERCHANDISE SUPPLIERS				56,610						247,903				
TOTAL SUPPLIERS				**60,044**						**268,880**				
OTHER CURRENT LIABILITIES				**178,997**						**369,376**	**45,348**			
TOTAL			**7,233**	**241,452**	**100,557**	**153,008**	**443,366**	**88,356**	**169,938**	**644,066**	**115,509**	**117,084**	**287,022**	**2,521,446**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 1

YEAR: 2006

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**97,123**	**1,058,011**	**106,576**	**1,160,982**	**2,218,993**
LIABILITIES POSITION	**344,225**	**4,185,558**	**27,725**	**302,028**	**4,487,586**
SHORT TERM LIABILITIES POSITION	97,817	1,065,574	23,251	253,288	1,318,862
LONG TERM LIABILITIES POSITION	246,408	3,119,984	4,474	48,740	3,168,724
NET BALANCE	**(247,102)**	**(3,127,547)**	**78,851**	**858,954**	**(2,268,593)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	2,187,789	6,771,014	(4,583,225)	0.59	(27,041)
FEBRUARY	2,061,250	6,887,144	(4,825,894)	0.15	(7,239)
MARCH	2,227,052	6,994,836	(4,767,784)	0.10	(4,768)
APRIL			0		0
MAY			0		0
JUNE			0		0
JULY			0		0
AUGUST			0		0
SEPTEMBER			0		0
OCTOBER			0		0
NOVEMBER			0		0
DECEMBER			0		0
RESTATEMENT					
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					**(39,048)**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	1,060,652	62%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE-STAR HOTELS	4,752,982	60%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1,313,806	65%
HOLIDAY INN HOTELS	FIVE STARS HOTELS	59,499	45%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE-STAR HOTELS	35,689	28%

OBSERVACIONES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 1 YEAR: 2006
GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

MAIN PRODUCTS	NET SALES		% MARKET-SHARE	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT DOMESTIC		1,125,154	84%	FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
HOTEL MANAGEMENT FOREIGN		209,662	16%	FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
TOTAL		1,334,816			

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 1

YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT FOREIGN		209,662		CAESAR PARK HOLIDAY INN FIESTA INN	GENERAL PUBLIC
T O T A L		209,662			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			379,954,314		379,954,314		378,962	
L			107,560,712			107,560,712	107,561	
TOTAL			**487,515,026**		**379,954,314**	**107,560,712**	**486,523**	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **487,515,026**

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	MARKET VALUE OF THE SHARES AT QUARTER
A	5,162,942	8.1033	11.0000
L	368,543	5.3230	9.5000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The Company currently has 34 hotels with 4,765 rooms under development for the next three years, either in construction or with signed management contracts. Additionaly, we expect the first opening of a hotel under our "One Hotels" brand to occur during the second half of 2006. We estimate that this development plan will require a total investment of US$343 million, of which the Company will contribute only 4%, as the majority of these openings will be under management and lease agreements.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the exchange rate with respect to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

84% of the Company's total revenues came from Mexico, 11% from Brazil, 2% from USA and 3% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of December, 2005 were the following:

Brazilian Real	-	Mexican Pesos	5.0145
US Dollar	-	Mexican Pesos	10.8935
Argentinian Peso	-	Mexican Pesos	3.534

MEXICAN STOCK EXCHANGE

TICKER: POSADAS **QUARTER: 1** **YEAR: 2006**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Declaration from the company officials responsable for the information Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE First QUARTER OF 2006, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND SET FORTH BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND BY THE PROVISIONS OF THE MEXICAN CENTRAL BANK AND NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO	L.C. FERNANDO LOPEZ VAZQUEZ
FINANCE VICE PRESIDENT	MANAGING DIRECTOR

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 1Year: 2006**

Grupo Posadas, S.A. de C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

TAX INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	PASEO DE LA REFORMA # 155 - PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com

INFORMATION ABOUT COMPANY'S OFFICERS

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	GASTON AZCÁRRAGA ANDRADE
ADDRESS:	PASEO DE LA REFORMA # 155 – PH-B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICE PRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC

ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE FOR CORPORATE INFORMATION
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	oiriarte@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE FOR REPURCHASES
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	oiriarte@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL COUNSEL
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	PASEO DE LA REFORMA # 155 – PH B
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	fjlopez@posadas.com

TITLE MSE:	OFFICER RESPONSIBLE OF DELIVERY OF FINANCIAL INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	OFFICER REPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY AT LAW
NAME:	RICARDO MALDONADO YÁNEZ
ADDRESS:	MONTES URALES 505 – 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: February 17, 2006 9:30

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 17/02/2006

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Compliance with Article 58 of the General Provisions Applicable to Issuers of Securities and other Participants of the Securities Market.

Relevant Event: In accordance with Article 58, section II, paragraph b) of the General Provisions Applicable to Issuers of Securities and other Participants of the Securities Market issued by the National Banking and Securities Commission, Grupo Posadas hereby announces its intention to acquire 496,000 shares through the bidding system set forth therein. The bid offer will be in effect as of today.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: February 22, 2006 17:41:00

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 22/02/2006

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Market shifts

Relevant Event: Grupo Posadas hereby notifies that with regard to the volume of 1,007,500 Series "L" shares traded today, it corresponds to market transactions. Grupo Posadas does not have relevant information to disclose.